Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-253175

PROSPECTUS SUPPLEMENT NO. 2

(To prospectus dated May 12, 2021)

Up to 29,368,920 Shares of Common Stock

This prospectus supplement no. 2 amends and supplements the prospectus dated May 12, 2021, relating to the offering and resale by the selling stockholders identified in the prospectus of up to 29,368,920 shares of our common stock, par value $0.0001 per share (as supplemented or amended from time to time, the “Prospectus”).

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on June 23, 2021.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock is listed on the NASDAQ Global Market under the symbol “GMTX.” On June 22, 2021, the last reported sale price of our common stock on the NASDAQ Global Market was $9.77.

Investment in our common stock involves risks. See “Risk Factors” beginning on page 10 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 23, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 22, 2021

GEMINI THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39438	85-1612845
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

300 One Kendall Square, 3rd Floor Cambridge, MA	02139
(Address of principal executive offices)	(Zip Code)

(617) 401-4400

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common stock, par value $0.0001 per share	GMTX	The Nasdaq Global Market

☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 7.01 Regulation FD Disclosure

On June 22, 2021, Gemini Therapeutics, Inc. (the “Company”) issued a press release entitled “Gemini Therapeutics Announces Initial Data from its Ongoing Phase 2a Study of GEM103 in Patients with Geographic Atrophy Secondary to Dry Age-related Macular Degeneration.”

The information in this Item 7.01, including Exhibit 99.1 to this Current Report on Form 8-K, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such a filing.

Item 8.01 Other Events.

On June 22, 2021, the Company announced initial data from its Phase 2a ReGAtta study of GEM103 as of May 2021 in patients with geographic atrophy (“GA”) secondary to dry age-related macular degeneration (“AMD”). ReGAtta is a dose escalation trial of GEM103, which is intravitreally administered recombinant human complement factor H (“CFH”), in dry AMD patients. The trial, which remains ongoing, is designed to evaluate safety and tolerability, as well as measures of intraocular pharmacokinetics (“PK”) and disease-relevant biomarkers, to inform the late-stage development program.

ReGAtta was designed to evaluate repeat dosing of GEM103 and assess its safety in an open-label study that enrolled 62 patients with GA secondary to dry AMD. The first 36 patients enrolled received monthly 250µg intravitreally administered doses of GEM103. After evaluating the safety profile of repeated dosing over three months, patients were dose escalated to 500µg and an additional 26 patients enrolled and received monthly 500µg doses. After completing the first six months of dosing, each patient will have the option to continue receiving GEM103 for up to an additional 12 months.

Patients enrolled in ReGAtta had a mean age of 78 and GA secondary to dry AMD in the study eye with 63% of patients also having GA in the fellow eye. Choroidal neovascularization (“CNV”) in the study eye was an exclusion criterion, however 30% of patients had a history of CNV in the fellow eye at baseline. Among the baseline characteristics in the study eye, mean best corrected visual acuity (BCVA) score, as measured by Early Treatment Diabetic Retinopathy Study (ETDRS) letters, at enrollment was 61.5 (with a range of 14-86). Average GA size was 8.1 mm2. The GA was foveal in 68% of patients and multifocal in 63% of patients. Loss of function variants in the CFH gene were confirmed in 55 of the 62 patients enrolled. A total of 43 patients carry a homozygous AMD risk variation at the 402 locus of the CFH gene and six patients carry a rare heterozygous variant in CFH.

Summarized results observed to date in the ongoing Phase 2a ReGAtta study include the following:

Demonstration of Biological Activity, Complement Regulation and Dosing Frequency

Intraocular measures of CFH and biomarkers demonstrated GEM103’s biological activity to regulate complement and support every other month dosing.

•

Both 250µg and 500µg doses of GEM103 resulted in sustained, elevated CFH levels from the first evaluated time point of one month (at least 6-fold and 12-fold above baseline, respectively) that continued to increase dose dependently.

•

Changes in biomarkers of complement activation indicated that GEM103 has the ability to regulate the complement system and overall disease-related inflammation, with an ~40% reduction in Ba, ~20% reduction in C3a and an increase in CFB, consistent across all genotypes.

GEM103 Continued to be Well-tolerated with a Differentiated Safety Profile with No Increased Risk of CNV and Minimal Inflammation

•	GEM103 was well-tolerated with no serious adverse events related to study drug and no serious ocular adverse events as of May. There were no early discontinuations due to the study drug.

•

Over 390 injections of GEM103 were administered, which equates to a total of 28 patient-years of exposure. Treatment was well-tolerated with only 16 patients (26%) experiencing adverse events in the study eye. Among these events, 12 patients’ adverse events were related to the intravitreal administration procedure with conjunctival hemorrhage as the most common reported adverse event.

•

Active monitoring was conducted for retina-specific safety including inflammation and CNV. Dilated retina exams were conducted at every study visit and retinal imaging was performed every three months. An independent reading center reviewed such data.

•

There were no endophthalmitis and no vitritis, retinal vasculitis or vascular occlusive events. Mild iritis (< 1+ cell) was observed in the study eye in three patients (4.8%); all cases resolved with either observation only or topical therapy. One case was reported as related to GEM103, and all patients continued on study without disruption of GEM103 dosing schedule.

•

One case of CNV in a study eye presented as a macular hemorrhage at month 1 in the 500µg cohort was determined by the investigator not to be related to GEM103 or the intravitreal administration procedure. The patient is receiving anti-VEGF treatment and has continued on study.

•	There were no cases of CNV confirmed in the study eye by the independent reading center’s analysis of the retinal imaging.

•	Visual acuity remained stable (±5 EDTRS letters) throughout the study.

•	GA progression at three months and six months in the study eye compared to fellow eyes that also meet the inclusion criteria was statistically indistinguishable.

The Company continues to evaluate the data coming out of the ReGAtta study while seeking alignment with regulators on GEM103’s late stage trial designs.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including those relating to the success, cost and timing of our product development activities and clinical trials, whether such data, when final, will be consistent with interim reported data, the timing to commence future clinical trials, the potential attributes and benefits of our product candidates, including GEM103, the reliability of the interim or final results of studies relating to safety and possible adverse effects resulting from the administration of our product candidates, our ability to obtain and maintain regulatory approval for our product candidates, our projected cash runway and our ability to obtain funding for our operations when needed. Forward-looking statements include statements relating to our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in Gemini’s most recent Annual Report on Form 10-K filed with the SEC, as well as discussions of potential risks, uncertainties, and other important factors included in any of our future filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the ongoing COVID-19 pandemic and there may be additional risks that we consider immaterial, or which are unknown. It is not possible to predict or identify all such risks. Our forward-looking statements only speak as of the date they are made, and we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release by Gemini Therapeutics, Inc., dated June 22, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gemini Therapeutics, Inc.

By:	/s/ Brian Piekos
Name: Brian Piekos
Title: Chief Financial Officer

Dated: June 23, 2021